For Immediate Release


Wednesday, August 1, 2001

Contact: John D. Kidd, President and CEO
                  (740) 286-3283

Oak Hill Financial To Acquire Employee Benefits Agency

Jackson, Ohio - Oak Hill Financial, Inc. (Nasdaq NMS: OAKF) announced today that it has signed a definitive agreement to acquire privately held insurance agency Innovative Financial Services, Inc (IFS).

Specializing in employee benefits, IFS, which operates under the name McNelly, Patrick & Associates, serves the insurance needs of over 300 business, non-profit, and government organizations representing 10,000 individuals and families. The agency's product line includes health, disability, and long-term care insurance, cafeteria and 401(k) plans, and consulting and benefits reporting services for employers.

In a transaction valued at $2.7 million based on Oak Hill Financial's July 26, 2001 closing price, IFS shareholders will receive 172,414 shares of unregistered Oak Hill Financial common stock, which represents an exchange ratio of 689.656 shares of OAKF stock for every one share of IFS stock. This exchange ratio was set when both parties agreed to the financial terms of the transaction on June
28. The transaction will be accounted for as a pooling-of-interests and is expected to close by August 31, 2001. IFS will continue to operate under the McNelly, Patrick & Associates name, and its existing management will remain in place.

"IFS is the premier employee benefits agency in our region and very highly respected throughout the insurance industry," said Oak Hill Financial President and CEO John D. Kidd. "These guys have done a tremendous job building their agency. They've done it through hard work, a commitment to customer service, and total dedication to their clients. That's the type of people we want to have on our team."

Oak Hill Financial expects the transaction to be immediately accretive to earnings per share. "At their current production levels, we expect that this transaction will add about $.01 per share annually to our earnings," stated Kidd, "Of course, further growth will increase that, which is what we intend to do." Kidd added that IFS has grown revenues at a compound average annual growth rate of 14.8% over the past five years.

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Based on the company's pro forma projections, IFS is expected to contribute $2.3 million in gross revenues and $369,000 in net earnings to Oak Hill Financial in the first 12 months following the transaction.

Kidd explained that the IFS acquisition is part of Oak Hill Financial's long-term strategy. "One of our goals is diversification of revenues within the financial services industry," he said, "and we've targeted insurance services as another growth area for the company to complement our banking and consumer finance operations."

"We're looking to become a more complete provider of financial services, and this is a great step in that direction," Kidd added. "This can be a springboard for us into other areas of insurance. Not only will this positively impact earnings now, but it also gives us the opportunity to significantly increase shareholder value in the future."

Oak Hill Financial expects to take an estimated pre-tax charge in the quarter ended September 30, 2001 of $180,000 for expenses related to the IFS acquisition. Marsh, Berry & Company, Inc. served as advisor to Oak Hill Financial in connection with the transaction.

Oak Hill Financial is a financial holding company. The company's current subsidiaries -- Oak Hill Banks, Towne Bank, and Action Finance Company -- operate 24 full-service banking offices, two bank loan production offices, and six consumer finance offices in 15 counties across southern Ohio As of June 30, 2001, Oak Hill Financial had $724.6 million in total assets.

Forward-Looking Statements Disclosure

This release contains certain forward-looking statements related to the future performance and condition of Oak Hill Financial, Inc. These statements, which are subject to numerous risks and uncertainties, are presented in good faith based on the company's current condition and management's understanding, expectations, and assumptions regarding its future prospects as of the date of this release. Actual results could differ materially from those projected or implied by the statements contained herein. The factors that could affect the company's future results are set forth in the periodic reports and registration statements filed by the company with the Securities and Exchange Commission.















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